                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     FORM 12b-25

                             NOTIFICATION OF LATE FILING

     (Check One):     _X_ Form 10-K  ___ Form 20-F  ___  Form 11-K
                      ___ Form 10-Q  ___ Form N-SAR

              For Period Ended:  June 30, 1996
              [  ] Transition Report on Form 10-K
              [  ] Transition Report on Form 20-F
              [  ] Transition Report on Form 11-K
              [  ] Transition Report on Form 10-Q
              [  ] Transition Report on Form N-SAR
              For the Transition Period Ended:_______________________

               Read Instruction (on back page) Before Preparing Form.
                                Please Print or Type
              Nothing in this form shall be construed to imply that the
              Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

     _________________________________________________________________

     PART I - REGISTRANT INFORMATION

     LogiMetrics, Inc.
     _________________________________________________________________
     Full Name of Registrant


     -----------------------------------------------------------------
     Former Name if Applicable

     121 - 03 Dupont Street
     -----------------------------------------------------------------
     Address of Principal Executive Office (Street and Number)

     Plainview, New York  11803
     -----------------------------------------------------------------
     City, State and Zip Code

     PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

              (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

     PART III - NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

              There was a delay in engaging our new auditing firm, Deloitte & Touche LLP. This has impacted the Registrant's ability to prepare the entire Form 10-KSB for the year ended June 30, 1996.

     PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

              Russell J. Reardon           516              349-1700
              -------------------------------------------------------------
              (NAME)                   (AREA CODE)       (TELEPHONE NUMBER)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

              _X_ Yes ___ No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

              _X_ Yes ___ No

              If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               The registrant expects to report a net loss for
                      the fiscal year ended June 30, 1996 of approximately ($5.0 Million) compared to the corresponding prior period net profit of $.2 Million.

                               On March 7, 1996, the Company was recapitalized
                      and new management was brought in to restructure the Company. A primary objective of the restructuring was to redirect the Company's marketing focus to the burgeoning, higher value-added, wireless communications market. The period ended June 30, 1996 has been significantly impacted by the Company's change in focus and by the inactivity and other inefficiencies during the period preceding the change in control.



                 ----------------------------------------------------
                                  LogiMetrics, Inc.
                -----------------------------------------------------
                    (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date September 26, 1996           By /s/ Russell J. Reardon
                                       --------------------------
                                       Sr. V.P. Finance and Administration


     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                      ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal
                           Violations (See 18 U.S.C. 1001).

                                GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.